Exhibit 5.1

King & Spalding LLP 1l80 Peachtree Street N.E. Atlanta, Georgia 30309-3521 Phone: 404/ 572-4600 Fax: 404/ 572-5100 www.kslaw.com

May 2, 2017

SunTrust Banks, Inc.

303 Peachtree Street, NE

Atlanta, Georgia 30308

Ladies and Gentlemen:

We are acting as counsel to SunTrust Banks, Inc., a Georgia corporation (the “Company”) in connection with the offering of 750,000 depositary shares (the “Depositary Shares”), each representing a one-hundredth (1/100th) interest in a share of the Company’s Perpetual Preferred Stock, Series G, no par value and $100,000 liquidation preference per share (the “Preferred Shares”), by the Company pursuant to the Underwriting Agreement, dated April 27, 2017 (the “Underwriting Agreement”), among the Company and the underwriters listed on Schedule I thereto. The Depositary Shares are to be issued pursuant to a Deposit Agreement to be entered into by the Company, U.S. Bank National Association, as Depositary, and the holders from time to time of the depositary receipts issued thereunder. The Depositary Shares are evidenced by depositary receipts issued pursuant to the Deposit Agreement.

In so acting, we have examined and relied upon the accuracy of original, certified, conformed or photographic copies of such records, agreements, certificates and other documents as we have deemed necessary or appropriate to enable us to render the opinions set forth below. In all such examinations, we have assumed the genuineness of signatures on original documents and the conformity to such original documents of all copies submitted to us as certified, conformed or photographic copies and, as to certificates of public officials, we have assumed the same to have been properly given and to be accurate.

We have assumed that the execution and delivery of, and the performance of all obligations under, the Deposit Agreement will have been duly authorized by all requisite action by each party thereto (other than the Company), and that it will be the valid and binding agreement of each party thereto (other than the Company).

This opinion is limited in all respects to the laws of the States of Georgia and New York, and no opinion is expressed with respect to the laws of any other jurisdiction or any effect which such laws may have on the opinions expressed herein. This opinion is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated herein.

Based upon the foregoing, and subject to the assumptions, qualifications and limitations set forth herein, we are of the opinion that:

1. The Preferred Shares have been duly authorized and, when issued and delivered pursuant to the Underwriting Agreement, will be validly issued, fully paid and non-assessable; and

2. The Depositary Shares have been duly authorized and, when issued and delivered pursuant to the Underwriting Agreement and issued and delivered in accordance with the terms of the Deposit Agreement, will be validly issued and will represent a fractional interest in a duly authorized and validly issued, fully paid and non-assessable Preferred Share.

This opinion is given as of the date hereof, and we assume no obligation to advise you after the date hereof of facts or circumstances that come to our attention or changes in law that occur which could affect the opinions contained herein. This letter is being rendered for the benefit of the Company in connection with the matters addressed herein.

We hereby consent to the filing of this opinion as an exhibit to the Current Report on Form 8-K, filed on the date hereof and to the reference to us under the caption “Validity of Shares” in the Prospectus Supplement dated April 27, 2017

Very truly yours,

/s/ King & Spalding LLP